UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated June 16, 2023	4

Grifols, S.A.
Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

(i)	The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed all the proposals submitted to the shareholders' approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website ( www.grifols.com).

(ii)	The Company's Board of Directors, at its meeting held today 16 June 2023 after the Ordinary General Shareholders' Meeting has unanimously resolved to re-elect:

(a)	Mr. Raimon Grifols Roura as Vice-Chairman of the Board of Directors;

(b)	Mr. Tomás Dagá Gelabert as Vice-Secretary of the Board of Directors;

(c)	Ms. Carina Szpilka Lázaro as Lead Independent Director;

(d)	Mr. Íñigo Sánchez-Asiaín Mardones as member and Chairperson of the Audit Committee;

(e)	Ms. Carina Szpilka Lázaro as member of the Audit Committee;

(f)	Mr. Tomás Dagá Gelabert as Secretary non-member of the Audit Committee;

(g)	Ms. Carina Szpilka Lázaro as member and Chairperson of the Appointments and Remuneration Committee;

(h)	Mr. Tomás Dagá Gelabert as member of the Appointments and Remuneration Committee; and

(i)	Ms. Enriqueta Felip Font as member of the Sustainability Committee.

In Barcelona, on 16 June 2023

Ms. Núria Martín Barnés

Secretary to the Board of Directors

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL

SHAREHOLDERS' MEETING

(15 / 16 June 2023)

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2022.

A.	To approve the Company’s individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2022, which show losses in thousands of Euros of EUR 266,296.

The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.	In accordance with the submitted annual accounts, to approve the following allocation of results in thousands of Euros:

To Voluntary reserve:	EUR	(266,296)

TOTAL	EUR	(266,296)

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2022.

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2022.

The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.	Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2022.

To approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2022. Such statement has been subject to verification in accordance with the current regulations.

Fourth.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2022.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2022.

Fifth.	Re-election of auditor of the consolidated annual accounts for fiscal year 2023.

As established under article 40 of Law 22/2015, of 20 July, of audit accounts, to re-elect as auditor of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 259 C, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for a term of one year starting on January 1, 2023. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended on December 31, 2023.

Sixth.	Appointment of auditor of the consolidated annual accounts for fiscal years 2024, 2025 and 2026, inclusive.

Due to the legal requirement for Grifols and its Group to change the audit firm for the review of its consolidated annual accounts as from 2024 (inclusive), and taking into account that the new audit firm must begin its work at the beginning of the fiscal year 2024, in accordance with the provisions of article 40 of Law 22/2015, of 20 July, of audit accounts, to appoint as auditor of the Company's consolidated annual accounts the company Deloitte, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0692, with registered office in Madrid, Plaza Pablo Ruiz Picasso number 1, Torre Picasso, registered in the Commercial Registry of Madrid, under Volume 13,650, Section 8, Folio 188, Sheet M-54414, Inscription number 96 and provided with Tax Identification Card number B-79104469, for a term of three years, starting on January 1, 2024. Such appointment will therefore comprise the audit of the annual accounts for the fiscal years to be ended on December 31, 2024, December 31, 2025 and December 31, 2026.

Seventh.	Resignation, dismissal, re-election and/or appointment, as the case may be, of directors. Modification, if applicable, of the number of members of the Board of Directors:

7.1.	Re-election of Mr. Raimon Grifols Roura as a member of the Board of Directors.

To re-elect, prior report by the Appointments and Remuneration Committee, Mr. Raimon Grifols Roura as director of the Company for a term of four (4) years.

It is expressly stated that, according to said report by the Committee, Mr. Grifols Roura will continue to be considered as an “executiveˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.2.	Re-election of Mr. Tomás Dagá Gelabert as a member of the Board of Directors.

To re-elect, prior report by the Appointments and Remuneration Committee, Mr. Tomás Dagá Gelabert as director of the Company for a term of four (4) years.

It is expressly stated that, according to said report by the Committee, Mr.

Dagá Gelabert will continue to be considered as an “other externalˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.3.	Re-election of Ms. Carina Szpilka Lázaro as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Carina Szpilka Lázaro as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee,

Ms. Szpilka Lázaro will continue to be considered as an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.4.	Re-election of Mr. Íñigo Sánchez-Asiaín Mardones as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Mr. Íñigo Sánchez-Asiaín Mardones as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Mr. Sánchez-Asiaín Mardones will continue to be considered as an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.5.	Re-election of Ms. Enriqueta Felip Font as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Enriqueta Felip Font as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee,

Ms. Felip Font will continue to be considered as an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

7.6.	Maintenance of vacancy and number of members of the Board of Directors.

Not to fill the vacancy left by the resignation of Mr. Steven F. Mayer prior to the call of this General Shareholders' Meeting, since the Company is carrying out a selection process for a new independent board member in accordance with its Policy on Director Diversity in the Composition of the Board of Directors. Since it has not been possible to complete such selection process in the time elapsed between the resignation and the call of this General Shareholders' Meeting, it is resolved to temporarily maintain the vacancy. Therefore, it is expressly resolved that the Board of Directors of the Company shall retain the authority to fill the vacancy by cooptation, proceeding to take the ratification of the nominee, if applicable, to the approval by the shareholders of the Company at the next General Shareholders' Meeting.

As a consequence of the foregoing, in the event that the proposals for re-election and maintenance of the vacancy described above are approved, it is resolved to maintain the number of members of the Board of Directors in twelve (12) members.

Eighth.	Amendment of article 20.bis of the Company's Articles of Association, regarding the remuneration of the Board of Directors.

In view of the mandatory report of the Board of Directors, amend article 20.bis of the Articles of Association, related to the remuneration of the Board of Directors in order to include the delivery of shares, or shares options or amounts referenced to the value of the shares, as remuneration to directors for the performance of executive duties.

The mentioned article will read as follows (in italics):

Article 20.bis.- Remuneration of the Board of Directors

1	The position of director shall be remunerated.

2	The directors' remuneration in their capacity as such shall be a fixed amount, which must comply with the remuneration system set forth in these Articles of Association and the directors' remuneration policy. Such policy will necessarily determine the maximum amount of the annual remuneration to be paid to all the directors in their capacity as such and the criteria for its distribution taking into account the duties and responsibilities of each director, and the Board of Directors, prior report of the Appointments and Remuneration Committee, shall be responsible for setting the individual remuneration of each director in its capacity as such within the statutory framework and the directors' remuneration policy.

3	The remuneration of directors for the performance of executive duties may consist of (i) a fixed remuneration, (ii) a variable remuneration amount based on financial and non-financial metrics, (iii) if applicable, compensations in certain cases of termination or dismissal, and (iv) it may include the delivery of shares, or share options or amounts referenced to the value of the shares, subject to the requirements established by the legislation in force from time to time, and which must comply with these Articles of Association and, in any case, with the directors' remuneration policy, as well as with the agreements approved in accordance with the provisions of the Capital Companies Act. The directors' remuneration policy will necessarily determine the amount of the fixed annual remuneration to be paid to the directors for the performance of executive duties. The Board of Directors, prior report from the Appointments and Remuneration Committee, shall be responsible for setting the individual remuneration of each director for the performance of the executive duties attributed to him/her within the framework of the Articles of Association of the Company, the directors' remuneration policy and in accordance with the provisions of his/her agreement.

4	Notwithstanding the foregoing, the directors will have the right to be refunded on the expenses incurred upon while holding their office.

5	The directors' remuneration policy must be approved by the General Shareholders' Meeting as a separate item on the agenda, to be applied for a maximum period of three fiscal years. However, proposals for new directors' remuneration policies must be submitted to the General Shareholders' Meeting prior to the end of the last fiscal year of application of the previous policy, and the General Shareholders' Meeting may determine that the new policy shall apply from the date of approval and for the following three fiscal years.

6	The Board of Directors, following a report from the Appointments and Remuneration Committee, may apply temporary exceptions to the directors' remuneration policy, provided that such exceptions are necessary to serve the long-term interests and sustainability of the Company as a whole or to ensure its viability. In this case, the policy shall set out the procedure to be used and the conditions and components under which such exceptions may be used.

Ninth.	Information on the amendments of the Internal Regulations of the Company's Board of Directors, pursuant to article 528 of the Capital Companies Act.

Pursuant to article 528 of the Capital Companies Act (Ley de Sociedades de Capital), to inform the shareholders of the amendments of the Regulations of the Company’s Board of Directors, in order to introduce and regulate the figure of the Chairperson of Honour, as well as to adapt their content to the current recommendations of the Good Governance Code of Listed Companies, as well as introducing substantive and technical improvements in their wording. The shareholders have access to said regulations at the Company's web page.

Tenth.	Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Eleventh.	Approval of the directors' remuneration policy of the Company.

In accordance with article 529 novodecies of the Capital Companies Act (Ley de Sociedades de Capital) and prior to the report by the Appointments and Remuneration Committee, approve the director remuneration policy of the Company.

Twelfth.	Approval of a Stock Option Plan.

A.	To approve, in accordance with article 219 of the Capital Companies Act (Ley de Sociedades de Capital), a long-term variable compensation plan based on the award of stock options (the “Plan”) for certain executive directors and members of the senior management team of the Company and its affiliates (together with the Company, “Grifols”) and other employees of Grifols.

The Plan, offered on a one-time basis, will be in accordance with the following basic conditions:

(i)	Participants: the participants in the Plan will the Chief Operating Officer (Mr. Victor Grifols Deu) and the Chief Corporate Officer (Mr. Raimon Grifols Roura) in their condition as executive directors of the Company and including also the members of the senior management team and other employees of Grifols (the “Participants”). The Participants will be selected from those individuals by the three executive directors. The relevant pool of Participants is approximately 220 employees of Grifols. For these purposes, the General Shareholders' Meeting of the Company designates as Participants of the Plan, the Chief Operating Officer (Mr. Victor Grifols Deu) and the Chief Corporate Officer (Mr. Raimon Grifols Roura) and the members of the senior management team. It is worth noting that the Executive Chairman and Chief Executive Officer is not a participant under this Plan.

(ii)	Objective of the Plan: the purposes of this Plan are to enhance the profitability and value of the Company for the benefit of its shareholders by enabling the Company to offer employees of Grifols share-based incentives, thereby creating a means to raise the level of equity ownership by such individuals, attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s shareholders and offering Participants a competitive compensation that is in line with market compensation practices and the organizational and strategic situation of Grifols.

(iii)	Maximum number of options awarded and vesting conditions: the Plan is implanted through an award of an aggregate maximum of 4,000,000 stock options to be distributed amongst the totality of the Participants, representing the right to purchase 4,000,000 shares of the Company’s Class A Stock (the “Options”) with an exercise price of €8.96 per Class A Share, payable by the Participant in cash (customary cashless exercise provisions apply). Such price is the closing price of the Class A shares the day in which the Plan was approved by the Company's Board of Directors.

Under the Plan, the Chief Operating Officer (Mr. Victor Grifols Deu) and the Chief Corporate Officer (Mr. Raimon Grifols Roura), as executive directors, each have the right to receive a maximum of 100,000 Options, representing the right to purchase a maximum of 100,000 shares of the Company’s Class A Stock. The number of Options awarded to each Participant is based on the importance of the personal contribution for creating value for Grifols, their level in the organization and level of responsibility.

As a condition to vest the Options awarded, each Participant will have to be continuously employed by Grifols in each vesting date and, also, vesting is subject to each Participant:

a.	achieving during the two previous years, an average of 90% of the following two targets established for the perception of their corresponding annual short term remuneration: (i) Economic metric: linked to the performance of the Company's group as a whole, referenced to the EBITDA (with a weight of 90%) and (ii) ESG metric (with a weight of 10%); and, additionally

b.	passing their corresponding performance evaluation. The Participants who are members of the Board of Directors will need to successfully pass each year the evaluation by the Company's Appointments and Remuneration Committee and the other Participants who are not members of the Board of Directors will have to achieve a performance rating of 3 or above 3 consistently every year on a rating scale from 1-5, being 5 the highest score possible. This performance rating will be done through Grifols' Performance System (GPS) which is a standardized performance evaluation tool to evaluate performance and potential and ensure feedback in performance and behaviors.

With respect to clause (a) above, if at the first vesting date the targets are not achieved the Participant will not vest any Options at such moment. Notwithstanding, if at the second vesting date an average of 90% of such targets have been met during the four years of duration of the Plan, the Participant will then vest 100% of the Options (provided the other required conditions are met).

The Company will allocate treasury shares currently held or which it may come to hold to cover the needs of the Plan.

(iv)	Term: the Plan has a term of four (4) years for each Participant, running from an effective date of May 4, 2023 (subject, for certain Participants, to approval of the Plan by the General Shareholders' Meeting of the Company), until the end of the fourth Plan year on May 3, 2027.

(v)	Plan Design and vesting schedule: the Plan is designed with the objective of incentivizing Participants in terms of creating value for shareholders.

The Plan has a four (4) year vesting period based upon the following schedule:

Percentage Award Vesting

End of First Plan Year

End of Second Plan Year	40% of the Options vest in full upon the end of the Second Plan Year, provided the vesting conditions are met.

End of Third Plan Year

End of Fourth Plan Year	60% of the Options vest in full upon the end of the Second Plan Year, provided the vesting conditions are met.

(vi)	Clawback Provision: the Plan will include a clawback provision for all Participants that will require any Participant to return all or part of any settled award, or the cash equivalent thereof, if, during the two (2) years following the settlement of any award, it becomes evident that the settlement in question was based wholly or in part on information which has subsequently been clearly shown to be false, to contain serious inaccuracies or in case of fraud or unethical behavior.

(vii)	Cases of early termination or modification of the Plan: the Participants are required to be continuously employed by Grifols in order to vest in the Options as per the vesting schedule established above, which can thereafter be exercised for up to ten (10) years after the date in which the Options are awarded, so long as the Participant remains continuously employed at Grifols. Upon separation of employment, any unvested Options are forfeited, and a Participant has 90 days after separation to exercise any vested Options, otherwise those Options are forfeited. In certain circumstances of employment termination, such as by death or disability, the time to exercise Options is increased to twelve (12) months.

(viii)	Holding of the shares: once the Options have been exercised and the underlying shares have been delivered, until a period of three (3) years for the executive directors and one (1) year for the members of the senior management team has elapsed, they will not be able to transfer ownership of the shares they have received under the Plan except for the case in which the Participant maintains property, at the time of the intended transfer, of sufficient shares equivalent in value to an amount of at least twice his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The above, however, does not apply in respect of shares that the Participant needs to dispose of, should the case arise, to meet costs related to their acquisition including taxation deriving from the delivery of the shares, or in the event of a release having been approved by the Board of Directors of the Company, upon a favorable report by the Appointments and Remuneration Committee, in response to supervening circumstances of an extraordinary nature which merit such release.

B.	For the effective establishment of the Plan, it is resolved to empower the Board of Directors of the Company, with express powers of sub-delegation, to implement, develop, formalize, execute and settle the Plan, in terms and conditions it considers best suited to the corporate interest, adopting whatever further resolutions and signing whatever documents, may be necessary or advisable for the Plan to be fully effective, including powers to correct, rectify, modify or supplement this resolution and, in particular but without limitation, the following:

(i)	To formalize and execute the Plan, when it considers this to be advisable, and in the specific manner it deems appropriate, taking whatever steps may be necessary or advisable for its efficient execution;

(ii)	To develop and establish the specific conditions of the Plan in all aspects not provided for in this resolution, including, in particular and without limitation, the power to establish the consequences of an acquisition or change of control, and to regulate situations of early settlement and declare the fulfilment of any conditions to which such early settlement may be linked;

(iii)	To interpret, correct, clarify and complete the Plan in all aspects not envisaged in this resolution;

(iv)	To adapt the content of the Plan, to take whatever step it may consider necessary for the correct adjustment of the Plan, or in the event of there being significant internal or external changes, or to the macroeconomic environment or regulatory changes, among others;

(v)	To draft, sign and present such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution, and settlement of the Plan, including, where necessary, the appropriate prior notices and prospectuses;

(vi)	To take any step, make any declaration or complete any formality vis-à-vis any entity, or registry, whether public or private, national or foreign, in order to obtain any authorization or clearance necessary for the implementation, execution and settlement of the Plan;

(vii)	To draft and publish whatever announcements may be necessary or advisable;

(viii)	To draw up, sign, execute and, where appropriate, certify any type of document relating to the Plan;

(ix)	To determine, if needed, the mechanism whereby the Company will acquire or issue the shares to be delivered to the Participants of the Plan, and the manner of financing such acquisition or issue of shares, and in general, take whatever steps may be necessary or advisable for the execution of such acquisition or issue of shares;

(x)	To adapt the contents of the Plan, in whatever terms it deems advisable, to any circumstances or corporate transactions arising or taking place during the term thereof and which, in its opinion, have a significant effect on the initially established basic conditions and objectives, and insofar as may be required or recommended by the legal regime applicable to certain Participants, or where necessary for legal, regulatory, operational or other similar reasons, to adapt the general conditions established;

(xi)	To decide not to execute, or to nullify, in full or in part, the Plan or any awards, and to exclude certain Participants where the circumstances make this advisable; and

(xii)	In general, to perform any actions, adopt any decisions and sign any documents that may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Plan.

It is placed on record for clarification purposes that powers to approve, modify and implement the Plan in aspects affecting Participants who are not directors of the Company, will correspond, without limitation, to the Board of Directors.

Thirteenth.	Approval of the award of stock options over Company shares to the Executive Chairman and Chief Executive Officer.

A.	To approve, in accordance with article 219 of the Capital Companies Act (Ley de Sociedades de Capital), awarding Company Class A shares under the below terms and conditions exclusively to the Executive Chairman and Chief Executive Officer of the Company (“Grifols”).

This award (the “Award”) is on a one-time basis and will be in accordance with the following basic conditions:

(i)	Participant: the Executive Chairman and Chief Executive Officer (Mr. Thomas Glanzmann).

(ii)	Objective: this Award, designed exclusively for the Executive Chairman and Chief Executive Officer as beneficiary, aims to encourage and motivate the Executive Chairman and Chief Executive Officer through an incentive linked to maximizing share price and creating value for the shareholders, and is awarded to compensate the efforts required to execute the operational improvement plan launched by the Company which will significantly reduce its cost base, improve operational cash flow, drive financial performance, and create a more agile and effective operating model.

(iii)	Maximum options awarded: 700,000 stock options representing the right to purchase 700,000 shares of the Company’s Class A shares (the “Options”) with an exercise price of €12.84 per Class A share, payable by the Executive Chairman and Chief Executive Officer in cash (customary cashless exercise provisions apply). Such exercise price corresponds to the closing market price of the Company's Class A shares on 22 February 2023, date in which the Executive Chairman and Chief Executive Officer Services Agreement was signed.

The Company will allocate treasury shares currently held or which it may come to hold to cover the needs of this Award.

(iv)	Vesting terms and conditions and expiration of the Options: the Options will vest upon the second anniversary of their award date, provided the vesting conditions described below are met and except if the Executive Chairman and Chief Executive Officer has been early terminated by the Company for cause, in which case no Options shall be vested upon the Executive Chairman and Chief Executive Officer. Only Options that have vested in accordance with their terms may be exercised. Further, any and all Options not exercised prior to 31 December, 2026 shall automatically expire worthless at such time. The Company has considered this two (2) year vesting period for the Options sufficient, considering his Executive Chairman and Chief Executive Officer Service Agreement has a two (2) year term.

Vesting of the stock options will be subject to successfully passing an evaluation to be performed by the Board of Directors, prior report by the Appointments and Remuneration Committee, in which his performance as Executive Chairman and Chief Executive Officer during the duration of his contract will be evaluated.

B.	For the effective establishment of the Award, it is resolved to empower the Board of Directors of Grifols, with express powers of sub-delegation, to implement, develop, formalize, execute and settle the Award, in terms and conditions it considers best suited to the corporate interest, adopting whatever further resolutions and signing whatever documents, may be necessary or advisable for the Award to be fully effective, including powers to correct, rectify, modify or supplement this resolution and, in particular but without limitation, the following:

(i)	To formalize and execute the Award, when it considers this to be advisable, and in the specific manner it deems appropriate, taking whatever steps may be necessary or advisable for its efficient execution;

(ii)	To develop and establish the specific conditions of the Award in all aspects not provided for in this resolution and to interpret, correct, clarify and complete the Award in all aspects not envisaged in this resolution;

(iii)	To draft, sign and present such notices and supplementary documentation as may be necessary or advisable to any public or private body for the purposes of the implementation, execution, and settlement of the Award, including, where necessary, the appropriate prior notices and prospectuses;

(iv)	To take any step, make any declaration or complete any formality vis-à-vis any entity, or registry, whether public or private, national or foreign, in order to obtain any authorization or clearance necessary for the implementation, execution and settlement of the Award;

(v)	To draft and publish whatever announcements may be necessary or advisable;

(vi)	To draw up, sign, execute and, where appropriate, certify any type of document relating to the Award;

(vii)	To determine the mechanism whereby Grifols will acquire or issue the Shares to be delivered under the Award, if needed;

(viii)	To adapt the contents of the Award, in whatever terms it deems advisable, to any circumstances or corporate transactions arising or taking place during the term thereof and which, in its opinion, have a significant effect on the initially established basic conditions and objectives, and insofar as may be required or recommended by the legal regime applicable to the participant, or where necessary for legal, regulatory, operational or other similar reasons, to adapt the general conditions established;

(ix)	To decide not to execute, or to nullify, in full or in part, the Award; and

(x)	In general, to perform any actions, adopt any decisions and sign any documents that may be necessary or merely advisable for the validity, effectiveness, implementation, development, execution, settlement and successful outcome of the Award.

Fourteenth.	Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company's ordinary Class A shares on the NASDAQ. Revocation of the previous delegation of authorities passed by the Ordinary General Shareholders' Meeting of 9 October 2020.

A.	It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of three (3) years as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ.

This resolution will have no effects if the listing of Class A shares to which it refers is not requested within three (3) years as from the date of this resolution.

B.	It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the authority to apply for the listing of the Company’s ordinary Class A shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), passed by the Ordinary General Shareholders' Meeting of October 9, 2020.

Fifteenth.	Authorization to the Board of Directors to call, if necessary, an Extraordinary General Shareholders' Meeting of the Company with at least 15 days in advance, in accordance with Article 515 of the Capital Companies Act.

In accordance with the provisions of Article 515 of the Capital Companies Act (Ley de Sociedades de Capital), to authorize the call, if so required, of an Extraordinary General Shareholders' Meeting of the Company with at least fifteen (15) days in advance. Said authorization shall be in force until the next Ordinary General Shareholders' Meeting of the Company is held.

Sixteenth.	Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 16, 2023